02052467

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

0-30990

## FORM 6-K

**REPORT OF FOREIGN ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**
**Date: For the month of August 2002**

P.E. 8/31/02

**Oxford GlycoSciences Plc**

(Registrant's Name)



The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

| | |
|---|---|
| **Company** | Oxford Glycosciences PLC |
| **TIDM** | OGS |
| **Headline** | Board Change |
| **Released** | 07:00 1 Aug 2002 |
| **Number** | 4021Z |

O G S

For further information please contact:

Oxford GlycoSciences Plc
Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
Website: www.ogs.com

UK: Financial Dynamics
Sarah Mehanna / Melanie Toyne Sewell
Tel: +44 (0) 20 7831 3113

USA: Feinstein Kean
Robert Gottlieb
Tel: +1 (617) 577 8110

For Immediate Release

## OGS Announces Board Change

Oxford, UK, 1 August 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) today announced that Don DeGolyer has resigned from the Company's Board of Directors with immediate effect, following OGS' decision to close its US Office in Bridgewater, New Jersey. The Board thanks Don for his contribution and wishes him well for the future.

<ends>

END

| | |
|---|---|
| **Company** | Oxford Glycosciences PLC |
| **TIDM** | OGS |
| **Headline** | Director Shareholding |
| **Released** | 11:42 2 Aug 2002 |
| **Number** | 4876Z |

O G S

**Directors' Shareholdings**

***Non-executive directors' regular saving scheme***

Purchases of shares in the Company were made on 1 August on behalf of those non-executive directors who have elected to receive all or part of their fees in the form of shares, as follows:

(a) Mr G K Raab acquired 900 shares at a price of £2.75. This increases Mr Raab's holding to 28,215 ordinary shares, representing approximately 0.05% of the Company's issued share capital;

(b) Dr D L Drakeman acquired 1,369 shares at a price of £2.75. This increases Dr Drakeman's holding to 4,540 ordinary shares, representing approximately 0.008% of the Company's issued share capital; and

(c) Dr J F Hill acquired 1,545 shares at a price of £2.75. This increases Dr Hill's holding to 5,094 ordinary shares, representing approximately 0.009% of the Company's issued share capital.

J E Ilett
Company Secretary

2 August 2002

END

Company website

| | |
|---|---|
| **Company** | Oxford Glycosciences PLC |
| **TIDM** | OGS |
| **Headline** | Holding(s) in Company |
| **Released** | 15:21 13 Aug 2002 |
| **Number** | 9190Z |

O G S

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

**1) Name of company**

Oxford GlycoSciences Plc

**2) Name of shareholder having a major interest**

OppenheimerFunds, Inc.

**3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**

Non-beneficial interest

**4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

Various Clients

**5) Number of shares/amount of stock acquired**

Unknown

**6) Percentage of issued class**

Unknown

**7) Number of shares/amount of stock disposed**

N/A

**8) Percentage of issued class**

N/A

**9) Class of security**

Ordinary 5p shares

**10) Date of transaction**

Unknown

**11) Date company informed**

12 August 2002

**12) Total holding following this notification**

3,492,554

**13) Total percentage holding of issued class following this notification**

6.27%

**14) Any additional information**

N/A

**15) Name of contact and telephone number for queries**

Richard Stephens 01235 208021

**16) Name of authorised company official responsible for making this notification**

John Ilett – Company Secretary

Date of notification 13 August 2002

END

Company website

Close

‹ Back / Next ›

| | |
|---|---|
| **Company** | Oxford Glycosciences PLC |
| **TIDM** | OGS |
| **Headline** | Notice of Results |
| **Released** | 09:50 30 Aug 2002 |
| **Number** | 5601A |

O G S

**30 August 2002**

**Oxford GlycoSciences Plc**

**Interim Results Date Change**

Oxford GlycoSciences Plc will be announcing its interim results for the six months ended 30 June 2002 on Thursday, 26 September 2002 rather than 24 September 2002, as previously announced.

**Financial Dynamics** **Tel : 020 7831 3113**
Melanie Toyne-Sewell/ Claire Rowell

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: John Ilett

Name: John Ilett
Title: Company Secretary

Date: September 2, 2002